Exhibit 99.7

Via Email

September 26, 2022

Atlas Corp.

23 Berkley Square

London, United Kingdom WIJ 6HE

Attn: Special Committee

Re: August 4 “Go-Private” Proposal

To the Special Committee:

It has been more than seven weeks since the submission of our offer to take Atlas Corp. (“Atlas”) private on August 4, 2022. In an effort to reach a conclusion and bring certainty to Atlas and its shareholders, we are hereby increasing our offer from $14.45 to $15.50 per common share.

It is our hope that in light of this significant increase in value, the Special Committee will conclude that this transaction represents full, fair and certain value and is in the best interest of Atlas shareholders. If the Special Committee concludes otherwise, we will withdraw our proposal. We do believe that Atlas shareholders are amenable to a transaction and would want the opportunity to consider this proposal for themselves. It is our hope and preference to work constructively with the Special Committee to allow them to do as such.

As the Special Committee and its advisors consider our revised proposal, we request that they do so in the context of the continued pressure on the global macroeconomy, financial markets and Atlas’ operating environment.

1. Weak Macroeconomic Environment and Rising Cost of Capital

Inflation remains a key concern to major economies, with the US Labor Department’s index reporting consumer price inflation of 8.3% year-on-year for August 2022. The US Federal Reserve raised interest rates on September 21, 2022 by 0.75% for the third consecutive time, bringing the central bank’s benchmark rate to a range of 3 - 3.25%, the highest level in 14 years. Post-announcement, 2-year Treasury yields crossed 4% for the first time since 2007. According to a study by the World Bank published on September 15, 2022, as central banks across the world simultaneously hike interest rates in response to inflation, the world may be edging toward a global recession in 2023.

Since the time we made our proposal on August 4, 2022 and up to September 23, 2022, the financial markets have deteriorated significantly, with the S&P500 Index declining 11.0%. Share prices of Atlas’ closest peers in the containership leasing sector, Costamare, Global Ship Lease and Danaos, have also fallen by 15.9%, 17.4% and 21.8%, respectively, over the same period.

Atlas’ cost of capital has risen significantly alongside the current rising interest rate environment. The 20-year US Treasury bond is up approximately 210 basis points, while the 10-year LIBOR swap rate is up approximately 225 basis points over the last twelve months. We therefore urge the Special Committee to carefully consider the implications of the prevailing macroeconomic weakness and rising cost of capital on Atlas’ business, cash flows and valuation.

2. Charter Rates Decline

Vessel charter rates continue to decline as the world recovers from COVID-19 and recent supply chain disruptions. The Shanghai Containerised Freight Index fell to 2,072 on September 23, 2022, representing a 59% reduction from its peak of 5,110 on 7 January 2022 and 45% from August 5, 2022. Based on Clarksons Research’s Shipping Intelligence Weekly on September 16, 2022, charter rates are also dropping in the larger size ranges despite tight tonnage availability, with the Clarksons’ index falling 26% week-on-week. As container freight rates fall, liners and freight forwarders may not be able to cover vessel charter commitments, which may in turn result in re-negotiations or cancellations with containership lessors, as experienced by one of Atlas’ peers in August 2022.

3. Record Vessel Deliveries in the Near-Term

Based on Alphaliner’s monthly report for August 2022, the overall industry order book represents 28% of existing capacity on the water, with over 5 million TEUs of capacity slated for delivery in 2023 and 2024. Gross fleet capacity is expected to grow by a record 8.2% in 2023, significantly outpacing forecasted throughput growth at 2.7%. This implies a meaningful risk of a substantial decline in re-contracted charter rates as existing charters roll off schedule.

4. Substantial Recurring Capital Expenditure for Vessel Refurbishment or Replacement

In Atlas’ annual report, the company estimates vessel useful life of 30 years, as compared to many of Atlas’ key liner customers, who generally assume a useful life of between 20 to 25 years.

In line with the International Maritime Organization’s strategic initiatives to reduce greenhouse gas emissions from vessels by at least 70% from 2008 levels by 2050, we expect Atlas to continually incur substantial capital expenditure in vessel refurbishment or replacement. Atlas’ vessels may turn obsolete well ahead of the currently envisaged useful lives, thereby adversely impacting Atlas’ expected return on investment and value vis-à-vis the company’s current business plan.

5. High Customer Concentration

Atlas operates in a highly competitive and concentrated customer sector. The top eight liners account for approximately 80% of the market share by TEU capacity as of August 2022, while Atlas’ top three customers (COSCO, Yang Ming, ONE) have contributed over 60% of its annual revenue since FY2019, based on Atlas’ annual reports. Based on Alphaliner’s monthly report for August 2022, COSCO, Yang Ming and ONE have in aggregate over 1 million TEU of capacity across 68 on-order vessels. If demand continues to soften, Atlas’ liner customers may utilize their own vessels rather than in-charter to manage capacity needs.

6. Turnaround of APR Energy Remains in Early Stage

APR Energy’s pivot strategy to longer-term energy capacity solutions remains nascent and requires significant investment to achieve its strategic goals. APR Energy’s contracts are generally short-term in nature. With APR Energy’s modest US$61mm revenue contribution for the half year ending June 30, 2022, we cannot rely on APR Energy to hedge the impending downturn in Atlas’ containership leasing business.

In conclusion, we re-affirm our belief that Atlas would be able to navigate the industry headwinds more nimbly as a private platform, with greater stability and scale through the addition of ONE as a strategic shareholder and partner. We look forward to a favorable and timely response to our proposal.

This letter is subject to the conditions set forth in our August 4, 2022 letter, including with regards to the negotiation of a merger agreement and completion to our satisfaction of limited due diligence. We reserve the right to withdraw or modify our offer in any manner. This letter does not include or constitute a binding offer to acquire Atlas or any of its securities or assets, or a proposal of definitive terms for any transaction.

Very truly yours,

POSEIDON ACQUISITION CORP.

/s/ David Sokol
David Sokol, Chairman